

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

March 31, 2008

Via U.S. Mail and Facsimile

Mr. Oscar Gonzalez Rocha
President and Chief Executive Officer
Southern Copper Corporation
11811 North Tatum Blvd. Suite 2500
Phoenix, Arizona 85028

> **RE: Southern Copper Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2007**
> **Filed February 29, 2008**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed March 14, 2008**
> **File No. 1-14066**

Dear Mr. Rocha:

   We have reviewed your filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Preliminary Proxy filed March 14, 2008

How Do We Determine Each Element of Compensation?, page 13

1.   We direct you to Item 402(b)(2)(xiv) of Regulation S-K and disclosure at page 13 and elsewhere in which you state that "we may also compare our compensation structure with the compensation of comparable companies." Please discuss whether you benchmark compensation to comparable companies. In this regard,

identify any companies to which you benchmark compensation and explain how they factor into the compensation decision-making process.

Discretionary Cash Compensation, pages 16 and 19

2.   We note your disclosure at page 13 in which you indicate several factors that influence your decision to grant salary increases and bonuses. Please discuss in more detail the factors that caused you to pay the specified amounts of base salary and bonuses for all of your named executive officers. In this regard, specify the material factors the committee considered in making base salary adjustments for each named executive officer whose salary was increased. See Item 402(b)(1)(v) of Regulation S-K.

Director Compensation Table, page 29

3.   Please disclose the aggregate number of stock awards outstanding at fiscal year end held by each of those directors, as required in the Instruction to Item 402(k)(2)(iii) and (iv).

Proposal to Amend Our Certificate to Increase the Number of Authorized Shares, page 30

4.   Your second proposal indicates that you will be increasing the number of authorized but unissued shares of your common stock. Do you have any current plans, proposals or arrangements to issue any of the additional shares? For example, are there any proposals or plans to acquire any business or engage in any investment opportunity with the additional shares? If so, please disclose and if not, please state that you have no such plans, proposals or arrangements written or otherwise at this time.

Form 10-K for the Fiscal Year Ended December 31, 2007

Financial Statements

General

5.   Please clarify if you are obligated to make termination payments to employees upon termination of employment in any of the jurisdictions where you operate. If applicable, please tell us if you account for such post-employment benefits in accordance with SFAS 112 or indicate how you otherwise account for such obligations.

Note 2. Summary of Significant Accounting Policies, page 115

Leachable Material, page 119

6.   In connection with your accounting policy on leachable material, please;

- tell us the length of time it generally takes for copper, molybdenum, zinc and silver to be recovered from the leach pad;

- clarify how costs relating to leachable material are captured and classified from the time materials are extracted from the mine to the final sale; and

- tell us the nature of the costs that are being deferred;

- specify how you determined the depletion period of the leaching dumps and tell us why this estimate is unaudited. Please explain to us why labeling this information as "unaudited" does not represent an audit scope exception.

In addition, please tell us the facts and circumstances under which your net operating cost would have decreased for the year 2007 and increased for the two prior fiscal years if you would have expenses all capitalized leaching costs.

Engineering Comments

First /generation: Project We Are Planning, page 85

7.   We note within your filing you refer to "measured resources", but we specifically note your reference to the Tia Maria project as having "indicative resources" of 638 million tons of mineralized material with an average copper grade of 0.39%. This is in contrast to your mineralized material estimate of 193 million tons grading 0.302% copper for he same project. The provisions in Industry Guide 7 preclude the use of any terms other than proven or probable reserves for disclosure in SEC documents. We do not recognize resource reporting terminology, but traditionally, we have not objected to the disclosure of quantity estimates for non-reserve mineralized material in reference to that mineralization that has been sufficiently sampled at close enough intervals to reasonably assume continuity between samples within the area of influence of the samples. This material will not qualify as a reserve until a comprehensive evaluation, based upon unit costs, grade, recoveries, and other factors concludes economic and legal feasibility.

Generally, mineralized material should only be reported as an in-place tonnage and grade. Estimates of contained or salable materials, such as pounds copper or ounces of gold in mineralized material should not be reported, as these quantities may also be confused with reserves. Please note that "mineralized material" does not include: 1) material reported as reserves, and 2) volumes and grades estimated by using geologic inference, which are sometimes classed as "inferred" or "possible" by some evaluators. Please ensure your future filings address the following:

- Remove the terms "measured," "indicated," inferred" "mineral resource," "mineral resource base," "drill indicated," "geological resources" and other associated estimates.

- If the quantities associated with the above terms meet the requirements of mineralized material, disclose the estimates as "mineralized material."

- Please do not disclose estimates based on geologic inference, such as "inferred" or "possible" resources.

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

With respect to all accounting comments, you may contact John Cannarella at (202) 551-3337, or in his absence Kevin Stertzel at (202) 551-3723. For any questions regarding the engineering comments please contact Ken Schuler at (202) 551-3718. With respect to all legal comments, you may contact Sean Donahue at (202) 551-3579 or, in his absence, me at (202) 551-3745 with any other questions. Direct all correspondence to the following ZIP code: 20549-7010.

Sincerely,

H. Roger Schwall
Assistant Director

cc: K. Schuler
       J. Cannarella
       S. Donahue
       K. Stertzel